CONFIDENTIAL TREATMENT REQUESTED

BY UBIQUITI NETWORKS, INC. UBNT-003

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].” THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

September 23, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Mail Stop 4561

Attention:	Celeste M. Murphy, Legal Branch Chief
Terry French, Accountant Branch Chief
Michael Henderson, Staff Accountant
Paul Fischer, Attorney-Advisor

Re:	Ubiquiti Networks, Inc.
Registration Statement on Form S-1
Amended on September 16, 2011
File No. 333-174974

Ladies and Gentlemen:

We are submitting this letter on behalf of Ubiquiti Networks, Inc. (the “Company”) to update the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (File No. 333-174974) (the “Registration Statement”).

Because of the sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company is requesting confidential treatment for selected portions of this letter, including pursuant to the Freedom of Information Act, and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

CONFIDENTIAL TREATMENT REQUESTED

BY UBIQUITI NETWORKS, INC. UBNT-003

Securities and Exchange Commission

Re: Ubiquiti Networks, Inc.

September 23, 2011

The Company advises the Staff that, based upon discussions with its underwriters which are not yet final, the Company currently anticipates an offering price range of [***] per share for its common stock, reflecting an aggregate valuation of between [***]. The Company also plans to implement a forward split of its common and preferred stock (the “Forward Split”) prior to the effectiveness of the Registration Statement and will adjust the above range accordingly to reflect the Forward Split. The underwriters and the Company are also aware that the price range on the cover must conform to the Staff’s interpretation of a “bona fide” price range and the Company intends to provide a range that conforms with this requirement on the cover of the preliminary prospectus once the Forward Split has been finalized and the Company is prepared to market its offering. The Company intends to file Amendment No. 4 by September 30, 2011 and print preliminary prospectuses immediately thereafter, to incorporate the proposed changes to the Registration Statement, provide the estimated offering price per share and update the equity numbers to reflect the Forward Split. To the extent feasible, we appreciate the Staff’s efforts to provide any further comments as soon as possible.

CONFIDENTIAL TREATMENT REQUESTED

BY UBIQUITI NETWORKS, INC. UBNT-003

Securities and Exchange Commission

Re: Ubiquiti Networks, Inc.

September 23, 2011

Other Matters

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to Robert P. Latta (650-320-4646; rlatta@wsgr.com) of this office or me (650-320-4509; jreigel@wsgr.com). Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI,
Professional Corporation

/s/ Julia Reigel Julia Reigel

Enclosures

cc:	Robert J. Pera, Ubiquiti Networks, Inc.
John Ritchie, Ubiquiti Networks, Inc.
Steven J. Hanley, Esq., Ubiquiti Networks, Inc.
Robert P. Latta, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Mark G. Borden, Esq., Wilmer Cutler Pickering Hale and Dorr LLP
Joseph K. Wyatt, Esq., Wilmer Cutler Pickering Hale and Dorr LLP